Part I: Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker- dealer registered with the Commission?

   X☐☐Yes   ☐☐No

2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD: CODA Markets, Inc. ("CODA Markets")

3. Full name(s) of NMS Stock ATS under which business is conducted, if different:

CODA; CODA ATS; CODA Markets ATS

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:
   a. SEC File No.: 8-47077
   b. CRD No.: 36187

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:
   a. National Securities Association: FINRA
   b. Effective Date of Membership: 5/10/1994
   c. MPID of the NMS Stock ATS: CODA

6. Provide, if any, the website URL of the NMS Stock ATS: www.codamarkets.com

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

The CODA matching engine is currently hosted at an Equinix data center known as "NY5" and located at:a Cyxtera data center known as "NJ2" and located at:

800 Secaucus Road, Secaucus, NJ 07094 300 Boulevard East, Weehawken, NJ 07086

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

   X☐☐Yes   ☐☐No

   If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

PDQ is the sole-shareholder of CODA Markets, Inc. PDQ provides ongoing administrative, accounting, technical, compliance, analytical research and operational support to CODA Markets and CODA as described throughout Part III, Item 11. Development of and any maintenance to the LPRC and LPR, discussed in Part II, Item 5(c) are examples of ongoing support provided by PDQ to CODA Markets. CODA Markets personnel are employees of PDQ.

PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to CODA. PICO is CODA's primary market data provider. SpiderRock is CODA's backup market data provider. CODA's usage of market data is discussed in detail in Part III, Item 23.

QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA. The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and official closing prices. QUODD data is received daily and in file form. CODA's uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c).

Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA Markets and CODA via a fully disclosed clearing agreement. CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

CODA Markets maintains a fully disclosed clearing agreement with Electronic Transaction Clearing, Inc. At this time the account is used exclusively for a portion of trades executed at and by away markets through FLARE. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

Service and support teams provided by NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) where the CODA matching engines are hosted and Participants can connect to CODA systems) and NJ2 (a Cyxtera data center, mentioned in Part III, Item 6(a) where CODA Markets maintains a point-of-presence and offers additional connectivity options), collectively the data centers at which the CODA systems reside, (mentioned in Part I) can, if needed, provide on-site support to the CODA hardware systems as directed by CODA Markets or PDQ. Service and support teams provided NY5 and NJ2 by the data centers do not have access to any confidential trading information.

Part III: Manner of Operations

Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

X☐☐Yes   ☐☐No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

CODA Markets does not provide any hosting, cabinet space or equipment to Participants of its NMS Stock ATS.

CODA offers several cross connect options at two data center co-location facilities where CODA's systems reside. Both NY5 and NJ2 offer connectivity to CODA systems, and NY5 also hosts the CODA matching engines. Cross connects can be intra-datacenter (cage-to-cage). CODA Markets' networking, sales and operations team discuss cross connect and related services with Participants wanting to connect via cross connect. Each configuration is agreed to in advance. A Letter of Authorization ("LOA") is provided to the firm ordering the cross connect. The LOA is provided to the data center as part of the cross connect order request. Standard options for cross connects are based on available cross connect options provided by the datacenter co-location facility and currently supported/owned CODA equipment located at the co-location facility.

Cross connect options available at NY5, located at 800 Secaucus Road, Secaucus, New Jersey 07094, and supported by CODA systems include the following (Connection Service; Media Type; Protocol Type; Connection Type; Speed):

- Single-Mode Fiber; Single-Mode Fiber; 10 GIG ETHERNET; Fiber; 10 GbE

- Single-Mode Fiber; Single-Mode Fiber; GIGABIT ETHERNET; Fiber; 1 GbE

- Multi-Mode Fiber; 50 MICRON MULTI-MODE FIBER OM3; 10 GIG ETHERNET; Fiber; 10 GbE

- Multi-Mode Fiber; 50 MICRON MULTI-MODE FIBER OM3; GIGABIT ETHERNET; Fiber; 1 GbE

- Multi-Mode Fiber; 62.5 MICRON MULTI-MODE FIBER; GIGABIT ETHERNET; Fiber; 1 GbE

- UTP; CAT6; FAST ETHERNET; Copper; 100 Mbs

- UTP; CAT6; GIGABIT ETHERNET; Copper; 1000 Mbs

- UTP; CAT6; ETHERNET; Copper; 10 Mbs UTP; CAT5e; FAST ETHERNET; Copper; 100 Mbs

- UTP; CAT5e; GIGABIT ETHERNET; Copper; 1000 Mbs

- UTP; CAT5e; ETHERNET; Copper; 10 Mbs

Cross connect options available at NJ2 located at 300 Blvd East, Weehawken, NJ 07086, and supported by CODA's systems include the following (Cross Connect Type; Protocol Type; Connection Type; Speed):

- Fiber Cross Connect; 10 GIG Single-Mode Fiber; Fiber; 10 GbE

- Fiber Cross Connect; GIGABIT Single-Mode Fiber   ; Fiber; 1 GbE

- Fiber Cross Connect; 10 GIG Multi-Mode Fiber; Fiber; 10 GbE

- Fiber Cross Connect; GIGABIT Multi-Mode Fiber; Fiber; 1 GbE

- Copper Cross Connect; FAST ETHERNET; Copper; 100 Mbs

- Copper Cross Connect; GIGABIT ETHERNET; Copper; 1000 Mbs

- Copper Cross Connect; ETHERNET; Copper; 10 Mbs

The terms, conditions and available cross connect options provided above are the same for all Subscribers and the

Broker-Dealer Operator. As shown, certain options available in one co-location facility may not be supported by another co-location facility. Additionally, Subscribers' systems may not support or be compatible with all available options. It is for these reasons that CODA offers multiple options and works closely with Participants while adding new or modifying existing connectivity.